

April 9, 2024

Jorge A. Celaya
Executive Vice President and Chief Financial Officer
Liquidity Services, Inc.
6931 Arlington Road
Suite 460
Bethesda, MD 20814

> **Re: Liquidity Services, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **Annual Report to Security Holders for Fiscal Year Ended September 30, 2023**
> **File No. 0-51813**

Dear Jorge A. Celaya:

We have reviewed your filings and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Annual Report to Security Holders for Fiscal Year Ended September 30, 2023

FY23 Business Highlights, page 4

1.   We note you present non-GAAP measures of Free Cash Flow, Non-GAAP Adjusted Net Income and Income Tax Impact of the Non-GAAP Adjustments on page 4 of your Annual Report to Security Holders. Please revise to include the disclosures required by Item 100(a) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Valeria Franks at 202-551-7705 or Blaise Rhodes at 202-551-3774 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services